Prithivi Raj Udaya Kumar Work History

Zomo.fit Corp
Head of Growth
2021 – Present

Responsible for user and Company growth initiatives.

Advanced Human Technologies Group
Growth Consultant
2021-2021

Responsible for user growth.

HelloWorld
Growth Consultant
2019-2021

Responsible for user growth.